  Exhibit 99.1

HUDSON GROUP

INTERIM REPORT
SEPTEMBER 2019

HUDSON GROUP

INTERIM REPORT
SEPTEMBER 2019

CONTENT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	3

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018
Interim Consolidated Statements of Comprehensive Income	F-2
Interim Consolidated Statements of Financial Position	F-3
Interim Consolidated Statements of Changes in Equity	F-4
Interim Consolidated Statements of Cash Flows	F-5
Notes to the Interim Consolidated Financial Statements	F-6

IMPORTANT REMARKS

IFRS 16
Hudson Group adopted the new lease accounting standard as of January 1, 2019 and did not restate the 2018 figures, in accordance with the modified retrospective approach permitted by the standard.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Following the adoption of IFRS 16, the consolidated statements of comprehensive income and the consolidated statements of financial position now include line items more representative of our operating activities and current IFRS expressions. In the third quarter of 2019, Hudson has made corrections to the information reported in the interim consolidated financial statements for the periods ended March 31, 2019 and June 30, 2019 as explained in note 2.2.

HUDSON GROUP

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General information and forward-looking statements
The following Management’s Discussion and Analysis should be read in conjunction with the interim consolidated financial statements and notes thereto included as part of this report and the Company’s Annual Report filed on Form 20-F. This interim report contains “forward-looking statements.” Forward-looking statements are based on our beliefs and assumptions and on information currently available to us, and include, without limitation, statements regarding our business, financial condition, strategy, results of operations, certain of our plans, objectives, assumptions, expectations, prospects and beliefs and statements regarding other future events or prospects. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “predict,” “potential,” “assume,” “continue,” “may,” “will,” “should,” “could,” “shall,” “risk” or the negative of these terms or similar expressions that are predictions of or indicate future events and future trends. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us may differ materially from those made in or suggested by the forward-looking statements contained in this interim report. In addition, even if our results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us are consistent with the forward-looking statements contained in this interim report, those results or developments may not be indicative of results or developments in subsequent periods. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Factors that may cause our actual results to differ materially from those expressed or implied by the forward-looking statements in this interim report or that may impact our business and results more generally, include, but are not limited to, the risks described under “Item 3. Key Information – D. Risk factors” of our Annual Report on Form 20-F for the year ended December 31, 2018 which may be accessed through the SEC’s website at https://www.sec.gov/edgar. You should read these risk factors before making an investment in our shares.

Overview
Hudson Ltd. (“Hudson”, “Hudson Group” or the “Group”) anchored by our iconic Hudson brand, is committed to enhancing the travel experience for over 300,000 travelers every day in the continental United States and Canada. Our first concession opened in 1987 with five Hudson News stores in a single airport in New York City. Today we operate in airports, commuter terminals, hotels and some of the most visited landmarks and tourist destinations in the world, including the Empire State Building, Space Center Houston, and United Nations Headquarters. The Company is guided by a core purpose: to be “The Traveler’s Best Friend”. We aim to achieve this purpose by serving the needs and catering to the ever-evolving preferences of travelers through our product offerings and store concepts. Through our commitment to this purpose, as part of the global Dufry Group, we have become one of the largest travel concession operators in the continental United States and Canada.

Our business is impacted by fluctuations in economic activity primarily in the continental United States and Canada and, to a lesser extent, economic activity outside these areas. Our turnover is generated by travel-related retail and food and beverage sales and income from advertising activities. Apart from the cost of sales, our operating expense structure consists of lease expenses (including our concession fees and rents), personnel expenses and other expenses associated with our retail operations.

RESULTS OF OPERATIONS

Changes in presentation

IFRS 16
The Group adopted the new lease accounting standard as of January 1, 2019 and did not restate the 2018 figures, in accordance with the modified retrospective approach permitted by the standard.

Interim consolidated financial statements
Following the adoption of IFRS 16, the consolidated statements of comprehensive income and the consolidated statements of financial position now include line items more representative of our operating activities and current IFRS expressions.

Comparison of the quarters ended September 30, 2019 and 2018
The following table summarizes changes in financial performance for the quarter ended September 30, 2019, compared to the quarter ended September 30, 2018 (including reclassifications resulting from the new chart of accounts – see Note 2.2 to the interim consolidated financial statements):

	FOR THE QUARTER ENDED SEPTEMBER 30		PERCENTAGE CHANGE
IN MILLIONS OF USD	2019	2018	in %

Turnover	523.0	526.6	(0.7)
Cost of sales	(185.6)	(191.1)	(2.9)
Gross profit	337.4	335.5	0.6
Lease expenses	(40.1)	(115.5)	(65.3)
Personnel expenses	(109.2)	(105.4)	3.6
Other expenses	(40.3)	(40.0)	0.8
Depreciation, amortization and impairment	(91.1)	(30.2)	201.7
Operating profit	56.7	44.4	27.7
Finance income	1.9	0.6	216.7
Finance costs	(21.6)	(7.7)	180.5
Foreign exchange gain / (loss)	0.2	0.2	-
Profit / (loss) before tax	37.2	37.5	(0.8)
Income tax benefit / (expense)	(12.5)	(0.7)	1,685.7
Net profit / (loss)	24.7	36.8	(32.9)

ATTRIBUTABLE TO*
Equity holders of the parent	14.5	26.6	(45.5)
Non-controlling interests	10.2	10.2	-

* Net profit attributable to equity holders includes charges related to business combinations, such as amortization or impairment of intangible assets, interest and deferred taxes not affecting the non-controlling interests. Additionally, the net profit attributable to non-controlling interests does not include the respective income tax charges.

Turnover
Turnover decreased by 0.7% to $523.0 million for the quarter ended September 30, 2019 compared to $526.6 million for the same period last year. Net sales represented 97.8% of turnover for the 2019 period, with advertising income representing the remainder.

Organic net sales decreased by 1.0% for the quarter ended September 30, 2019, representing a $5.1 million decline in net sales. Like-for-like net sales decreased by 1.1% and contributed $5.1 million of the decrease in net sales. On a constant currency basis, like-for-like sales decreased 0.9%. The decrease in like-for-like growth was the result of softer sales in our Duty-free stores, primarily driven by a decline in the overall number of transactions. Net new stores and expansions growth was flat for the quarter ended September 30, 2019.

Gross profit
Gross profit reached $337.4 million for the quarter ended September 30, 2019 from $335.5 million for the prior year period. Our gross profit margin increased to 64.5% for the third quarter of 2019 compared to 63.7% for the prior year period, primarily due to improved vendor terms and sales mix shift from lower margin products to higher margin products.

Lease expenses
The lease expenses caption was added in 2019 to comply with the presentation requirements of IFRS 16 (see note 2.2 to the interim consolidated financial statements) and is composed of lease payments that are variable in nature. Lease expenses were $40.1 million for the quarter ended September 30, 2019, compared to $115.5 million for the prior year period. The decrease in lease expense was primarily attributable to the adoption of IFRS 16 requiring the capitalization of fixed concession fees and other rent payments, beginning on January 1, 2019. Selling expenses, which primarily represent credit card fees, have been reclassified to other expenses in both periods.

Personnel expenses
Personnel expenses increased to $109.2 million for the quarter ended September 30, 2019 from $105.4 million for the prior year period. As a percentage of turnover, personnel expenses increased to 20.9% for the quarter ended September 30, 2019, compared to 20.0% for the prior year period. The increase in personnel expenses was primarily attributable to wage increases and the opening of new locations.

Other expenses
The other expenses caption was added in 2019 to present all remaining operating expenses (see Note 2.2 to the interim consolidated financial statements). Other expenses were $40.3 million for the quarter ended September 30, 2019 compared to $40.0 million in the prior year period. As a percentage of turnover, other expenses increased to 7.7% for the quarter ended September 30, 2019, compared to 7.6% for the prior year period.

Depreciation, amortization and impairment
Depreciation, amortization and impairment increased to $91.1 million for the quarter ended September 30, 2019, compared to $30.2 million for same period last year, primarily due to the adoption of IFRS 16. Depreciation was $78.2 million for the quarter ended September 30, 2019, compared to $16.4 million for the same period last year. Amortization decreased to $10.5 million for the quarter ended September 30, 2019 compared to $11.2 million for the prior year period. Impairment was $2.4 million for the quarter ended September 30, 2019, compared to $2.6 million for the same period last year. The higher depreciation expense was due to the right-of-use assets capitalized in 2019 in accordance with IFRS 16.

Finance costs
Finance costs increased to $21.6 million for the quarter ended September 30, 2019, compared to $7.7 million for the prior year period. This was primarily attributable to an increase in interest expenses resulting from the implementation of IFRS 16.

Income tax benefit/(expense)
Income tax expense for the quarter ended September 30, 2019 amounted to $12.5 million compared to $0.7 million for the same period last year. The main components of this increase were (i) additional tax related to U.S. Base Erosion Anti Avoidance Tax (“BEAT”), (ii) nondeductible compensation and (iii) the establishment of previously unrecognized deferred tax assets in the prior year. For the quarter ended September 30, 2019, the current income tax was $2.9 million incurred primarily from our Canadian operations of $1.7 million and the BEAT of $0.9 million. Deferred tax expense of $9.6 million was principally due to utilization of net operating losses in the U.S., partially offset by deferred taxes associated with the amortization of concession rights.

Comparison of the nine months ended September 30, 2019 and 2018
The following table summarizes changes in financial performance for the nine months ended September 30, 2019, compared to the nine months ended September 30, 2018 (including reclassifications resulting from the new chart of accounts – see Note 2.2 to the interim consolidated financial statements):

	FOR THE NINE MONTHS ENDED SEPTEMBER 30		PERCENTAGE CHANGE
IN MILLIONS OF USD	2019	2018	in %

Turnover	1,477.9	1,452.8	1.7
Cost of sales	(529.2)	(530.0)	(0.2)
Gross profit	948.7	922.8	2.8
Lease expenses	(104.7)	(321.3)	(67.4)
Personnel expenses	(332.8)	(303.8)	9.5
Other expenses	(116.4)	(119.1)	(2.3)
Depreciation, amortization and impairment	(269.1)	(89.6)	200.3
Operating profit	125.7	89.0	41.2
Finance income	4.3	1.7	152.9
Finance costs	(64.6)	(23.3)	177.3
Foreign exchange gain / (loss)	0.2	(0.3)	166.7
Profit / (loss) before tax	65.6	67.1	(2.2)
Income tax benefit / (expense)	(17.0)	(4.1)	314.6
Net profit / (loss)	48.6	63.0	(22.9)

ATTRIBUTABLE TO*
Equity holders of the parent	21.5	35.2	(38.9)
Non-controlling interests	27.1	27.8	(2.5)

* Net profit attributable to equity holders includes charges related to business combinations, such as amortization or impairment of intangible assets, interest and deferred taxes not affecting the non-controlling interests. Additionally, the net profit attributable to non-controlling interests does not include the respective income tax charges.

Turnover
Turnover increased by 1.7% to $1,477.9 million for the nine months ended September 30, 2019 compared to $1,452.8 million for the same period last year. Net sales represented 97.8% of turnover for the 2019 period, with advertising income representing the remainder.

Organic net sales growth was 1.6% for the nine months ended September 30, 2019, representing a $23.2 million increase in net sales. Like-for-like net sales growth was 0.5% and contributed $6.2 million of the increase in net sales. On a constant currency basis, like-for-like growth was 1.1%. The increase in like-for-like growth was primarily the result of an increase in the overall number of transactions in Duty-paid stores. Net new stores and expansions growth contributed $17.0 million of the increase in net sales, primarily as a result of opening new stores.

Gross profit
Gross profit reached $948.7 million for the nine months ended September 30, 2019 from $922.8 million for the prior year period. Gross profit margin increased to 64.2% for the nine months ended 2019 compared to 63.5% for the prior year period, primarily due to improved vendor terms and sales mix shift from lower margin products to higher margin products.

Lease expenses
Lease expenses were $104.7 million for the nine months ended September 30, 2019, compared to $321.3 million for the prior year period. The decrease in lease expense was primarily attributable to the adoption of IFRS 16 requiring the capitalization of fixed concession fees and other rent payments beginning on January 1, 2019. Selling expenses, which primarily represent credit card fees, have been reclassified to other expenses in both periods.

Personnel expenses
Personnel expenses increased to $332.8 million for the nine months ended September 30, 2019 from $303.8 million for the prior year period. As a percentage of turnover, personnel expenses increased to 22.5% for the nine months ended September 30, 2019, compared to 20.9% for the prior year period. The increase in personnel expenses was primarily attributable to executive separation expenses recorded in the first quarter of 2019, wage increases, the opening of new locations and additional personnel expense upon becoming a public company.

Other expenses
Other expenses decreased to $116.4 million for the nine months ended September 30, 2019 compared to $119.1 million in the prior year period. As a percentage of turnover, other expenses decreased to 7.9% for the nine months ended September 30, 2019, compared to 8.2% for the prior year period.

Depreciation, amortization and impairment
Depreciation, amortization and impairment increased to $269.1 million for the nine months ended September 30, 2019, compared to $89.6 million for same period last year, primarily due to the adoption of IFRS 16. Depreciation was $233.3 million for the nine months ended September 30, 2019, compared to $51.5 million for the same period last year. Amortization decreased to $32.5 million for the nine months ended September 30, 2019 compared to $34.1 million for the prior year period. Impairment decreased to $3.3 million for the nine months ended September 30, 2019, compared to $4.0 million for the prior year period. The higher depreciation expense was due to the right-of-use assets capitalized in 2019 in accordance with IFRS 16.

Finance costs
Finance costs increased to $64.6 million for the nine months ended September 30, 2019, compared to $23.3 million for the prior year period. This was primarily attributable to an increase in interest expenses resulting from the implementation of IFRS 16.

Income tax benefit/(expense)
Income tax expense for the nine months ended September 30, 2019 amounted to $17.0 million compared to $4.1 million for the same period last year. The main components of this increase were (i) additional tax related to the BEAT, (ii) nondeductible compensation and (iii) the establishment of previously unrecorded deferred tax assets in the prior year, partially offset by a decrease in pretax income (attributable to shareholders of the parent) of $0.8 million. For the nine months ended September 30, 2019, current income tax expense was $8.3 million incurred primarily from our Canadian operations of $4.5 million and the BEAT of $2.7 million. The deferred tax expense of $8.7 million was principally due to the utilization of net operating losses in the U.S., partially offset by deferred taxes associated with the amortization of concession rights.

LIQUIDITY AND CAPITAL RESOURCES

Our primary funding sources historically have included cash from operations, and financial debt arrangements with Dufry. The balance outstanding on our long-term debt obligations with Dufry at September 30, 2019 and December 31, 2018 was
$494.1 million and $492.6 million, respectively.

We believe existing cash balances, operating cash flows and our long-term financing arrangements with Dufry will provide us with adequate funds to support our current operating plan, make planned capital expenditures and fulfill our debt service requirements for the foreseeable future.

If our cash flows and capital resources are insufficient to fund our working capital, we could face substantial liquidity problems and may be forced to reduce or delay investments and capital expenditures. We do not anticipate entering into additional third-party credit facilities for our working capital, and expect any future working capital requirements to be funded by Dufry. As a result, our financing arrangements and relationship with our controlling shareholder are material to our business. Nonetheless, when appropriate, we may borrow cash from third-party sources, and may also raise funds by issuing debt or equity securities, including to fund acquisitions.

DUFRY GROUP CASH POOLING

For the efficient management of its short-term cash and overdraft positions, Hudson participates in Dufry’s notional cash pool arrangements. At September 30, 2019, we had a deposit of $137.8 million compared to $61.2 million at December 31, 2018 in our cash pool accounts. The cash pool arrangement is structured such that the assets and liabilities remain in the name of the corresponding participant, i. e. no physical cash concentration occurs for the day-to-day operations. We, along with other participants in the cash pool, have pledged the cash we have each placed in the cash pool to the bank managing the cash pool as collateral to support the aggregate obligations of cash pool participants.

CAPITAL EXPENDITURES

Capital expenditures are our primary investing activity and we divide them into two main categories: tangible and intangible capital expenditures. Tangible capital expenditures consists of spending on the renovation and maintenance of existing stores and the fitting out of new stores. Intangible capital expenditures consists of investments in computer software.

When contemplating investments in new concessions, we focus on profitable growth as the key investment criterion. In addition to fitting out new concessions, we expect to invest in renovation and maintenance of our existing stores, including undertaking some major refurbishment projects each year.

Our capital expenditures (on the cash basis) are presented for each of the periods below:

	FOR THE NINE MONTHS ENDED SEPTEMBER 30
IN MILLIONS OF USD	2019	2018

Tangible capital expenditures	46.1	52.4
Intangible capital expenditures	6.6	2.7
Total	52.7	55.1

CASH FLOWS

The following table summarizes the cash flows for each of the periods below:

	FOR THE NINE MONTHS ENDED SEPTEMBER 30		CHANGE
IN MILLIONS OF USD	2019	2018

Net cash flows from operating activities	409.1	197.1	212.0
Net cash flows used in investing activities	(50.7)	(54.1)	3.4
Net cash flows from / (used in) financing activities	(262.4)	(10.2)	(252.2)
Currency translation	0.7	(0.5)	1.2
Increase in cash and cash equivalents	96.7	132.3	(35.6)

Cash at the beginning of period	234.2	137.4	96.8
Cash at the end of period	330.9	269.7	61.2

Cash flows from operating activities
Net cash flows from operating activities were $409.1 million for the nine months ended September 30, 2019, an increase of $212.0 million compared to the prior year period. The increase in net cash flows provided from operating activities mainly resulted from the reclassification of net capitalized lease payments from operating activities to financing activities required by IFRS 16.

Cash flows used in investing activities
Net cash used in investing activities decreased to $50.7 million for the nine months ended September 30, 2019, as compared to $54.1 million for the prior period. The decrease was primarily due to a decrease in capital expenditures.

Cash flows from/(used in) financing activities
Net cash used in financing activities increased by $252.2 million for the nine months ended September 30, 2019, to $262.4 million compared to $10.2 million in the prior year period. The increase in cash used in financing activities was primarily attributable to the reclassification of capitalized lease payments under IFRS 16 of $225.5 million and the prior year pre-IPO restructuring proceeds of $60.1 million from an affiliated entity within the Dufry Group.

HUDSON GROUP

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 2019

HUDSON GROUP

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and nine month periods ended September 30, 2019 and 2018

IN MILLIONS OF USD (EXCEPT PER SHARE AMOUNTS)1	NOTE	UNAUDITED Q3 2019	UNAUDITED Q3 20182	UNAUDITED 9M 2019	UNAUDITED 9M 20182
Turnover	3	523.0	526.6	1,477.9	1,452.8
Cost of sales		(185.6)	(191.1)	(529.2)	(530.0)
Gross profit		337.4	335.5	948.7	922.8
Lease expenses	6	(40.1)	(115.5)	(104.7)	(321.3)
Personnel expenses		(109.2)	(105.4)	(332.8)	(303.8)
Other expenses	7	(40.3)	(40.0)	(116.4)	(119.1)
Depreciation, amortization and impairment	8	(91.1)	(30.2)	(269.1)	(89.6)
Operating profit		56.7	44.4	125.7	89.0
Finance income	9	1.9	0.6	4.3	1.7
Finance costs	10	(21.6)	(7.7)	(64.6)	(23.3)
Foreign exchange gain / (loss)		0.2	0.2	0.2	(0.3)
Profit / (loss) before tax		37.2	37.5	65.6	67.1
Income tax benefit / (expense)	11	(12.5)	(0.7)	(17.0)	(4.1)
Net profit / (loss)		24.7	36.8	48.6	63.0
OTHER COMPREHENSIVE INCOME
Exchange differences on translating foreign operations		(3.3)	5.2	8.8	(3.5)
Total other comprehensive income / (loss) that may be reclassified to profit or loss in subsequent periods, net of tax		(3.3)	5.2	8.8	(3.5)
Total other comprehensive income / (loss), net of tax		(3.3)	5.2	8.8	(3.5)
Total comprehensive income / (loss), net of tax		21.4	42.0	57.4	59.5
NET PROFIT / (LOSS) ATTRIBUTABLE TO
Equity holders of the parent		14.5	26.6	21.5	35.2
Non-controlling interests		10.2	10.2	27.1	27.8
TOTAL COMPREHENSIVE INCOME / (LOSS) ATTRIBUTABLE TO
Equity holders of the parent		11.2	31.8	30.3	31.7
Non-controlling interests		10.2	10.2	27.1	27.8
EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT
Basic earnings / (loss) per share in USD		0.16	0.29	0.23	0.38
Diluted earnings / (loss) per share in USD		0.16	0.29	0.23	0.38

1
In the third quarter of 2019, Hudson has made corrections to the information reported in the interim consolidated financial statements for the periods ended March 31, 2019 and June 30, 2019 as explained in note 2.2.

2
In conjunction with the implementation of IFRS 16, Hudson adopted a new structure for the consolidated statements of comprehensive income. The comparative figures were reclassified accordingly (see note 2.3).

HUDSON GROUP
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
at September 30, 2019 and December 31, 2018

IN MILLIONS OF USD1	NOTE	UNAUDITED 30.09.2019	31.12.2018
ASSETS
Property, plant and equipment		235.0	243.0
Right-of-use assets2	13	1,149.4	-
Intangible assets		275.4	301.6
Goodwill		320.8	315.0
Investments in associates		9.5	6.5
Deferred tax assets		71.5	83.9
Other non-current assets		33.4	27.4
Non-current assets		2,095.0	977.4
Inventories		189.6	190.7
Trade receivables		1.1	1.3
Other accounts receivable		55.5	46.8
Income tax receivables		1.0	0.8
Cash and cash equivalents		330.9	234.2
Current assets		578.1	473.8
Total assets		2,673.1	1,451.2
LIABILITIES AND SHAREHOLDERS’ EQUITY
Equity attributable to equity holders of the parent		577.7	552.1
Non-controlling interests		84.1	84.8
Total equity		661.8	636.9
Borrowings	12	494.2	492.6
Lease obligations2	12	929.0	-
Deferred tax liabilities		38.1	40.0
Post-employment benefit obligations		1.2	1.0
Other non-current liabilities		1.6	-
Non-current liabilities		1,464.1	533.6
Trade payables		133.3	105.5
Borrowings	12	52.9	51.4
Lease obligations2	12	228.1	-
Income tax payables		1.1	2.3
Other liabilities		131.8	121.5
Current liabilities		547.2	280.7
Total liabilities		2,011.3	814.3
Total liabilities and shareholders’ equity		2,673.1	1,451.2

1
In the third quarter of 2019, Hudson has made corrections to the information reported in the interim consolidated financial statements for the periods ended March 31, 2019 and June 30, 2019 as explained in note 2.2.

2
The Group adopted the new lease standard IFRS 16 as of January 1, 2019. The non-current and current lease obligations represent the present value of Hudson's remaining commitments for concession and other lease agreements. At the same time, Hudson recognized a right-of-use asset, which as of January 1, 2019, equaled the lease obligations less accrued lease expense and which will be depreciated over the remaining lease term. For additional information please refer to notes 2.4 and 14.

HUDSON GROUP

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the nine month periods ended September 30, 2019 and 2018

	ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT
UNAUDITED 2019 IN MILLIONS OF USD1	Share capital	Treasury shares	Translation reserves	Retained earnings	SHAREHOLDERS' EQUITY	NON-CON- TROLLING INTERESTS	TOTAL EQUITY
Balance at January 1, 2019	0.1	(2.0)	0.4	553.6	552.1	84.8	636.9
Net profit / (loss)	-	-	-	21.5	21.5	27.1	48.6
Other comprehensive income / (loss)	-	-	8.8	-	8.8	-	8.8
Total comprehensive income / (loss) for the period	-	-	8.8	21.5	30.3	27.1	57.4
TRANSACTIONS WITH OR DISTRIBUTIONS TO SHAREHOLDERS
Dividends to non-controlling interests	-	-	-	-	-	(31.4)	(31.4)
Purchase of treasury shares	-	(2.7)	-	-	(2.7)	-	(2.7)
Assignment of share-based payment plans	-	3.6	-	(9.0)	(5.4)	-	(5.4)
Share-based payments	-	-	-	4.0	4.0	-	4.0
Tax effect on equity transactions	-	-	-	(0.6)	(0.6)	-	(0.6)
Total transactions with or distributions to owners	-	0.9	-	(5.6)	(4.7)	(31.4)	(36.1)
CHANGES IN OWNERSHIP INTERESTS IN SUBSIDIARIES
Changes in participation of non-controlling interests	-	-	-	-	-	3.6	3.6
Balance at September 30, 2019	0.1	(1.1)	9.2	569.5	577.7	84.1	661.8

1
In the third quarter of 2019, Hudson has made corrections to the information reported in the interim consolidated financial statements for the periods ended March 31, 2019 and June 30, 2019 as explained in note 2.2.

	ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT
UNAUDITED 2018 IN MILLIONS OF USD	Share capital	Treasury shares	Translation reserves	Retained earnings	SHAREHOLDERS' EQUITY	NON-CON- TROLLING INTERESTS	TOTAL EQUITY
Balance at January 1, 20181	0.1	-	20.5	473.1	493.7	78.7	572.4
Net profit / (loss)	-	-	-	35.2	35.2	27.8	63.0
Other comprehensive income / (loss)	-	-	(3.5)	-	(3.5)	-	(3.5)
Total comprehensive income / (loss) for the period	-	-	(3.5)	35.2	31.7	27.8	59.5
TRANSACTIONS WITH OR DISTRIBUTIONS TO SHAREHOLDERS
Dividends to non-controlling interests	-	-	-	-	-	(33.4)	(33.4)
Proceeds from restructuring	-	-	-	60.1	60.1	-	60.1
Transaction costs for equity instruments	-	-	-	(15.4)	(15.4)	-	(15.4)
Share-based payment transactions	-	-	-	10.6	10.6	-	10.6
Tax effect on equity transactions	-	-	-	(7.3)	(7.3)	-	(7.3)
Total transactions with or distributions to owners	-	-	-	48.0	48.0	(33.4)	14.6
CHANGES IN OWNERSHIP INTERESTS IN SUBSIDIARIES
Changes in participation of non-controlling interests	-	-	-	-	-	12.6	12.6
Balance at September 30, 2018	0.1	-	17.0	556.3	573.4	85.7	659.1

1
Although the restructuring of the Group took place on February 1, 2018, the respective opening balances of the interim consolidated statement of changes in equity are presented as if these transactions took place before January 1, 2018

HUDSON GROUP

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
for the nine month periods ended September 30, 2019 and 2018

IN MILLIONS OF USD1	UNAUDITED 9M 2019	UNAUDITED 9M 2018
CASH FLOWS FROM OPERATING ACTIVITIES
Profit / (loss) before tax	65.6	67.1
ADJUSTMENTS FOR
Depreciation, amortization and impairment	269.1	89.6
Loss / (gain) on sale of non-current assets	0.2	0.8
Increase / (decrease) in allowances and provisions	7.6	12.3
Loss / (gain) on foreign exchange differences	(0.1)	-
Other non-cash items	3.9	1.4
Finance income	(4.3)	(1.7)
Finance costs	64.6	23.3
Cash flows before working capital changes	406.6	192.8
Decrease / (increase) in trade and other accounts receivable	(14.3)	11.7
Decrease / (increase) in inventories	(4.6)	(6.6)
Increase / (decrease) in trade and other accounts payable	31.2	4.1
Cash generated from operations	418.9	202.0
Income taxes paid	(9.8)	(4.9)
Net cash flows from operating activities	409.1	197.1

CASH FLOWS USED IN INVESTING ACTIVITIES
Purchase of property, plant and equipment	(46.1)	(52.4)
Purchase of intangible assets	(6.6)	(2.7)
Contributions to associates	(2.1)	(2.6)
Proceeds from sale of property, plant and equipment	0.4	0.3
Interest received	1.4	2.1
Repayments of / (granted) loans receivable from non-controlling interest holders2	0.3	1.2
Proceeds from lease income	2.0	-
Net cash flows used in investing activities	(50.7)	(54.1)

CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES
Proceeds from restructuring	-	60.1
Repayment of borrowings	-	(24.7)
Transaction costs paid for the listing of equity instruments	-	(6.3)
Dividends paid to non-controlling interests	(26.7)	(29.0)
Lease payments3	(225.5)	-
Purchase of treasury shares	(2.7)	-
Contributions from / (purchase of) non-controlling interests	0.8	5.9
Interest paid	(8.3)	(16.2)
Net cash flows from / (used in) financing activities	(262.4)	(10.2)
Currency translation on cash	0.7	(0.5)
Increase in cash and cash equivalents	96.7	132.3

CASH AND CASH EQUIVALENTS AT THE
- beginning of the period	234.2	137.4
- end of the period	330.9	269.7

1
In the third quarter of 2019, Hudson has made corrections to the information reported in the interim consolidated financial statements for the periods ended March 31, 2019 and June 30, 2019 as explained in note 2.2.
2
The 2018 numbers were reclassified from Cash flows from/(used) in financing activities.
3
Includes interest in the amount of USD 40.2 million.

HUDSON GROUP

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.
CORPORATE INFORMATION

Hudson Ltd. and its subsidiaries (“Hudson”, “Hudson Group” or the “Group”) are travel retailers specialized in Duty-paid and Duty-free markets operating 1,011 stores in 89 locations throughout the continental United States and Canada.

Hudson Ltd., the parent company which is an exempt company limited by shares, was incorporated on May 30, 2017 in Hamilton, Bermuda with registered office at 2 Church Street, Hamilton HM11, Bermuda. Our Class A common shares began trading on the New York Stock Exchange on February 1, 2018, under the ticker symbol “HUD”. Hudson Ltd. is controlled by a subsidiary of Dufry AG (Dufry), the world’s leading travel retail company headquartered in Basel, Switzerland.

2.
BASIS OF PREPARATION AND CHANGES TO THE ACCOUNTING POLICIES

2.1
BASIS OF PREPARATION

The interim consolidated financial statements for the period ended September 30, 2019 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with Hudson’s annual consolidated financial statements as of December 31, 2018.

In conjunction with the implementation of IFRS 16, Hudson adopted a new structure for the consolidated statements of comprehensive income to present income and expense line items more representative of the operating activities and to adapt to the IFRS terminology. The comparative figures were reclassified accordingly (see note 2.3).

The interim consolidated financial statements include financial assets and liabilities presented at carrying value, which is generally consistent when compared to fair value.

The interim consolidated financial statements were authorized for issue on October 29, 2019 by the board of directors of Hudson Ltd.

2.2
CORRECTION OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND SIX MONTHS ENDED JUNE 30, 2019

In the third quarter of 2019, Hudson identified a required correction in the accounting adopted on transition to IFRS 16, related to certain lease contracts for its retail stores. These lease contracts contain complex features and certain payments that were previously considered to be variable lease payments, and as such recognized as lease expenses in the statements of comprehensive income when incurred, contain in-substance fixed commitments, and therefore, should have been included in the initial measurement of the respective lease liabilities and right-of-use assets on January 1, 2019.

More specifically, most of our contracts include payments which are variable based on sales, but not lower than a minimum threshold. This minimum threshold can be fixed or variable, with some of the variable thresholds being defined as a percentage of the previous year lease expense. Upon adopting the new lease standard (IFRS 16), the Group considered the future MAG changing every year as variable and consequently these payments fully as variable lease expense. However, as the variability is resolved at a certain point in the future, the minimum portions of the payments for the following years become fixed. These fixed portions of these future lease payments are now recognized as a right-of-use asset and lease obligation.

Since Hudson adopted IFRS 16 as of January 1, 2019 under the modified retrospective approach (and did not restate comparative information for 2018), the error has no impact on comparative information presented in interim consolidated financial statements of 2019, i.e. for the three, six and nine month periods.

The following corrections have been made to the information reported in the interim consolidated financial statements for the periods ended March 31, 2019 and June 30, 2019:

For the adjustments based on the IFRS 16 implementation as of January 1, 2019, see note 14 for the detailed disclosures of the transition to IFRS 16.

Interim consolidated statements of comprehensive income for the three months ended March 31, 2019 and the three and six months ended June 30, 2019

IN MILLIONS OF USD (EXCEPT PER SHARE AMOUNTS)	AS PREVIOUSLY PUBLISHED Q1 2019 (UNAUDITED)	CORRECTION	RESTATED Q1 2019 (UNAUDITED)

Turnover	445.0	-	445.0
Cost of sales	(161.2)	-	(161.2)
Gross profit	283.8	-	283.8
Lease expenses	(45.4)	17.7	(27.7)
Personnel expenses	(115.0)	-	(115.0)
Other expenses	(37.4)	-	(37.4)
Depreciation, amortization and impairment	(77.5)	(11.1)	(88.6)
Operating profit	8.5	6.6	15.1
Finance income	1.1	-	1.1
Finance costs	(19.9)	(2.0)	(21.9)
Foreign exchange gain / (loss)	0.3	-	0.3
Profit / (loss) before tax	(10.0)	4.6	(5.4)
Income tax benefit / (expense)	8.1	(2.7)	5.4
Net profit / (loss)	(1.9)	1.9	-
OTHER COMPREHENSIVE INCOME
Exchange differences on translating foreign operations	6.3	-	6.3
Total other comprehensive income / (loss) that may be reclassified to profit or loss in subsequent periods, net of tax	6.3	-	6.3
Total other comprehensive income / (loss), net of tax	6.3	-	6.3
Total comprehensive income / (loss), net of tax	4.4	1.9	6.3
NET PROFIT / (LOSS) ATTRIBUTABLE TO
Equity holders of the parent	(6.7)	0.9	(5.8)
Non-controlling interests	4.8	1.0	5.8
TOTAL COMPREHENSIVE INCOME / (LOSS) ATTRIBUTABLE TO
Equity holders of the parent	(0.4)	0.9	0.5
Non-controlling interests	4.8	1.0	5.8
EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT
Basic earnings / (loss) per share in USD	(0.07)	0.01	(0.06)
Diluted earnings / (loss) per share in USD	(0.07)	0.01	(0.06)

IN MILLIONS OF USD (EXCEPT PER SHARE AMOUNTS)	AS PREVIOUSLY PUBLISHED Q2 2019 (UNAUDITED)	CORRECTION	RESTATED Q2 2019 (UNAUDITED)

Turnover	509.9	-	509.9
Cost of sales	(182.4)	-	(182.4)
Gross profit	327.5	-	327.5
Lease expenses	(54.8)	17.9	(36.9)
Personnel expenses	(108.6)	-	(108.6)
Other expenses	(38.7)	-	(38.7)
Depreciation, amortization and impairment	(78.3)	(11.1)	(89.4)
Operating profit	47.1	6.8	53.9
Finance income	1.3	-	1.3
Finance costs	(19.2)	(1.9)	(21.1)
Foreign exchange gain / (loss)	(0.3)	-	(0.3)
Profit / (loss) before tax	28.9	4.9	33.8
Income tax benefit / (expense)	(9.8)	(0.1)	(9.9)
Net profit / (loss)	19.1	4.8	23.9
OTHER COMPREHENSIVE INCOME
Exchange differences on translating foreign operations	5.8	-	5.8
Total other comprehensive income / (loss) that may be reclassified to profit or loss in subsequent periods, net of tax	5.8	-	5.8
Total other comprehensive income / (loss), net of tax	5.8	-	5.8
Total comprehensive income / (loss), net of tax	24.9	4.8	29.7
NET PROFIT / (LOSS) ATTRIBUTABLE TO
Equity holders of the parent	9.1	3.7	12.8
Non-controlling interests	10.0	1.1	11.1
TOTAL COMPREHENSIVE INCOME/ (LOSS) ATTRIBUTABLE TO
Equity holders of the parent	14.9	3.7	18.6
Non-controlling interests	10.0	1.1	11.1
EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT
Basic earnings / (loss) per share in USD	0.10	0.04	0.14
Diluted earnings / (loss) per share in USD	0.10	0.04	0.14

IN MILLIONS OF USD (EXCEPT PER SHARE AMOUNTS)	AS PREVIOUSLY PUBLISHED 6M 2019 (UNAUDITED)	CORRECTION	RESTATED 6M 2019 (UNAUDITED)

Turnover	954.9	-	954.9
Cost of sales	(343.6)	-	(343.6)
Gross profit	611.3	-	611.3
Lease expenses	(100.2)	35.6	(64.6)
Personnel expenses	(223.6)	-	(223.6)
Other expenses	(76.1)	-	(76.1)
Depreciation, amortization and impairment	(155.8)	(22.2)	(178.0)
Operating profit	55.6	13.4	69.0
Finance income	2.4	-	2.4
Finance costs	(39.1)	(3.9)	(43.0)
Foreign exchange gain / (loss)	-	-	-
Profit / (loss) before tax	18.9	9.5	28.4
Income tax benefit / (expense)	(1.7)	(2.8)	(4.5)
Net profit / (loss)	17.2	6.7	23.9
OTHER COMPREHENSIVE INCOME
Exchange differences on translating foreign operations	12.1	-	12.1
Total other comprehensive income / (loss) that may be reclassified to profit or loss in subsequent periods, net of tax	12.1	-	12.1
Total other comprehensive income / (loss), net of tax	12.1	-	12.1
Total comprehensive income / (loss), net of tax	29.3	6.7	36.0
NET PROFIT / (LOSS) ATTRIBUTABLE TO
Equity holders of the parent	2.4	4.6	7.0
Non-controlling interests	14.8	2.1	16.9
TOTAL COMPREHENSIVE INCOME / (LOSS) ATTRIBUTABLE TO
Equity holders of the parent	14.5	4.6	19.1
Non-controlling interests	14.8	2.1	16.9
EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT
Basic earnings / (loss) per share in USD	0.03	0.05	0.08
Diluted earnings / (loss) per share in USD	0.03	0.05	0.08

Interim consolidated statements of financial position at
March 31, 2019 and  June 30, 2019

IN MILLIONS OF USD	AS PREVIOUSLY PUBLISHED 31.03.2019 (UNAUDITED)	CORRECTION	RESTATED 31.03.2019 (UNAUDITED)

ASSETS
Property, plant and equipment	235.3	-	235.3
Right-of-use assets	1,048.5	184.0	1,232.5
Intangible assets	291.9	-	291.9
Goodwill	319.2	-	319.2
Investments in associates	7.6	-	7.6
Deferred tax assets	92.9	(2.4)	90.5
Other non-current assets	35.2	0.2	35.4
Non-current assets	2,030.6	181.8	2,212.4
Inventories	193.6	-	193.6
Trade receivables	1.0	-	1.0
Other accounts receivable	45.9	0.1	46.0
Income tax receivables	0.5	-	0.5
Cash and cash equivalents	241.9	-	241.9
Current assets	482.9	0.1	483.0
Total assets	2,513.5	181.9	2,695.4
LIABILITIES AND SHAREHOLDERS’ EQUITY
Equity attributable to equity holders of the parent	547.9	0.9	548.8
Non-controlling interests	81.9	1.0	82.9
Total equity	629.8	1.9	631.7
Borrowings	493.7	-	493.7
Lease obligations	887.2	119.6	1,006.8
Deferred tax liabilities	39.9	0.3	40.2
Post-employment benefit obligations	1.2	-	1.2
Other non-current liabilities	3.5	-	3.5
Non-current liabilities	1,425.5	119.9	1,545.4
Trade payables	113.3	-	113.3
Borrowings	52.5	-	52.5
Lease obligations	174.3	60.1	234.4
Income tax payables	0.7	-	0.7
Other liabilities	117.4	-	117.4
Current liabilities	458.2	60.1	518.3
Total liabilities	1,883.7	180.0	2,063.7
Total liabilities and shareholders’ equity	2,513.5	181.9	2,695.4

IN MILLIONS OF USD	AS PREVIOUSLY PUBLISHED 30.06.2019 (UNAUDITED)	CORRECTION	RESTATED 30.06.2019 (UNAUDITED)

ASSETS
Property, plant and equipment	235.4	-	235.4
Right-of-use assets	1,022.6	172.8	1,195.4
Intangible assets	284.8	-	284.8
Goodwill	323.0	-	323.0
Investments in associates	9.3	-	9.3
Deferred tax assets	84.5	(2.3)	82.2
Other non-current assets	35.3	0.2	35.5
Non-current assets	1,994.9	170.7	2,165.6
Inventories	190.8	-	190.8
Trade receivables	1.1	-	1.1
Other accounts receivable	47.7	0.1	47.8
Income tax receivables	2.1	-	2.1
Cash and cash equivalents	302.5	-	302.5
Current assets	544.2	0.1	544.3
Total assets	2,539.1	170.8	2,709.9
LIABILITIES AND SHAREHOLDERS’ EQUITY
Equity attributable to equity holders of the parent	561.2	4.6	565.8
Non-controlling interests	84.6	2.1	86.7
Total equity	645.8	6.7	652.5
Borrowings	494.7	-	494.7
Lease obligations	865.6	105.7	971.3
Deferred tax liabilities	39.0	0.5	39.5
Post-employment benefit obligations	1.4	-	1.4
Other non-current liabilities	2.4	-	2.4
Non-current liabilities	1,403.1	106.2	1,509.3
Trade payables	138.0	-	138.0
Borrowings	53.5	-	53.5
Lease obligations	176.7	57.9	234.6
Income tax payables	0.7	-	0.7
Other liabilities	121.3	-	121.3
Current liabilities	490.2	57.9	548.1
Total liabilities	1,893.3	164.1	2,057.4
Total liabilities and shareholders’ equity	2,539.1	170.8	2,709.9

Interim consolidated statement of cash flows for the three months ended
March 31, 2019 and the six months ended June 30, 2019

IN MILLIONS OF USD	AS PREVIOUSLY PUBLISHED Q1 2019 (UNAUDITED)	CORRECTION	RESTATED Q1 2019 (UNAUDITED)

CASH FLOWS FROM OPERATING ACTIVITIES
Profit / (loss) before tax	(10.0)	4.6	(5.4)
ADJUSTMENTS FOR
Depreciation, amortization and impairment	77.5	11.1	88.6
Loss / (gain) on sale of non-current assets	0.1	-	0.1
Increase / (decrease) in allowances and provisions	2.4	-	2.4
Loss / (gain) on foreign exchange differences	(0.3)	-	(0.3)
Other non-cash items	1.8	-	1.8
Share of result of associates	(0.2)	-	(0.2)
Interest income	(0.9)	-	(0.9)
Finance costs	19.9	2.0	21.9
Cash flows before working capital changes	90.3	17.7	108.0
Decrease / (increase) in trade and other accounts receivable	(3.5)	-	(3.5)
Decrease / (increase) in inventories	(3.9)	-	(3.9)
Increase / (decrease) in trade and other accounts payable	14.5	-	14.5
Cash generated from operations	97.3	17.7	115.0
Income taxes paid	(3.8)	-	(3.8)
Net cash flows from operating activities	93.5	17.7	111.2

CASH FLOWS USED IN INVESTING ACTIVITIES
Purchase of property, plant and equipment	(19.2)	-	(19.2)
Purchase of intangible assets	(0.9)	-	(0.9)
Contributions to associates	(0.8)	-	(0.8)
Proceeds from sale of property, plant and equipment	0.2	-	0.2
Interest received	1.0	-	1.0
Repayments of / (granted) loans receivable from non-controlling interest holders	0.3	-	0.3
Proceeds from lease income	0.6	-	0.6
Net cash flows used in investing activities	(18.8)	-	(18.8)

CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES
Dividends paid to non-controlling interests	(8.2)	-	(8.2)
Lease payments	(56.9)	(17.7)	(74.6)
Purchase of treasury shares	(1.9)	-	(1.9)
Interest paid	(0.5)	-	(0.5)
Net cash flows from / (used in) financing activities	(67.5)	(17.7)	(85.2)
Currency translation on cash	0.5	-	0.5
Increase in cash and cash equivalents	7.7	-	7.7

CASH AND CASH EQUIVALENTS AT THE
- beginning of the period	234.2	-	234.2
- end of the period	241.9	-	241.9

IN MILLIONS OF USD	AS PREVIOUSLY PUBLISHED 6M 2019 (UNAUDITED)	CORRECTION	RESTATED 6M 2019 (UNAUDITED)

CASH FLOWS FROM OPERATING ACTIVITIES
Profit / (loss) before tax	18.9	9.5	28.4

ADJUSTMENTS FOR
Depreciation, amortization and impairment	155.8	22.2	178.0
Loss / (gain) on sale of non-current assets	0.2	-	0.2
Increase / (decrease) in allowances and provisions	4.4	-	4.4
Other non-cash items	2.7	-	2.7
Share of result of associates	(0.6)	-	(0.6)
Interest income	(1.8)	-	(1.8)
Finance costs	39.1	3.9	43.0
Cash flows before working capital changes	218.7	35.6	254.3

Decrease / (increase) in trade and other accounts receivable	(10.0)	-	(10.0)
Decrease / (increase) in inventories	(2.5)	-	(2.5)
Increase / (decrease) in trade and other accounts payable	41.1	-	41.1
Cash generated from operations	247.3	35.6	282.9
Income taxes paid	(8.3)	-	(8.3)
Net cash flows from operating activities	239.0	35.6	274.6

CASH FLOWS USED IN INVESTING ACTIVITIES
Purchase of property, plant and equipment	(32.8)	-	(32.8)
Purchase of intangible assets	(2.4)	-	(2.4)
Contributions to associates	(2.1)	-	(2.1)
Proceeds from sale of property, plant and equipment	0.4	-	0.4
Interest received	1.0	-	1.0
Repayments of / (granted) loans receivable from non-controlling interest holders	0.3	-	0.3
Proceeds from lease income	1.3	-	1.3
Net cash flows used in investing activities	(34.3)	-	(34.3)

CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES
Dividends paid to non-controlling interests	(15.0)	-	(15.0)
Lease payments	(112.9)	(35.6)	(148.5)
Purchase of treasury shares	(2.7)	-	(2.7)
Contributions from / (purchase of) non-controlling interests	0.4	-	0.4
Interest paid	(7.6)	-	(7.6)
Net cash flows from / (used in) financing activities	(137.8)	(35.6)	(173.4)
Currency translation on cash	1.4	-	1.4
Increase in cash and cash equivalents	68.3	-	68.3

CASH AND CASH EQUIVALENTS AT THE
- beginning of the period	234.2	-	234.2
- end of the period	302.5	-	302.5

2.3
STATEMENT OF COMPREHENSIVE INCOME PRESENTATION LAYOUT, CHANGE IN ACCOUNTING POLICIES

Hudson reclassified the statements of comprehensive income and changed its accounting policies in order to better reflect the performance of the Group. The comparative figures for 2018 are presented accordingly to reflect the changes.

The following table reflects the reclassification within the new chart of accounts for the three and nine month periods ended September 30, 2018.

IN MILLIONS OF USD	FOOTNOTE	PUBLISHED Q3 2018	RECLASSIFICATION	RECLASSIFIED Q3 2018
Turnover		526.6	-	526.6
Cost of sales		(191.1)	-	(191.1)
Gross profit		335.5	-	335.5
Lease expenses (Selling expenses in 2018)	1a, 2a	(121.7)	6.2	(115.5)
Personnel expenses		(105.4)	-	(105.4)
Other expenses (General expenses in 2018)	1b, 2b, 3	(32.3)	(7.7)	(40.0)
Share of result of associates		0.1	(0.1)	-
Depreciation, amortization and impairment		(30.2)	-	(30.2)
Other operational result (moved to Other expenses)	3	(1.6)	1.6	-
Operating profit		44.4	-	44.4
Finance income (Interest income in 2018)		0.6	-	0.6
Finance costs (Interest expenses in 2018)		(7.7)	-	(7.7)
Foreign exchange gain / (loss)		0.2	-	0.2
Profit / (loss) before tax		37.5	-	37.5
Income tax benefit / (expense)		(0.7)	-	(0.7)
Net profit / (loss)		36.8	-	36.8
Net profit attributable to non-controlling interests		10.2	-	10.2
Net profit attributable to equity holders of the parent		26.6	-	26.6

Footnote

CONCEPT	RECLASSIFICATION FROM	RECLASSIFICATION TO	IN MILLIONS OF USD
1a Sales related expenses	Lease expenses (Selling expenses in 2018)	Other expenses	10.6
2a Premises expenses	Other expenses	Lease expenses	(4.4)

1b Sales related expenses	Lease expenses (Selling expenses in 2018)	Other expenses	(10.6)
2b Premises expenses	Other expenses	Lease expenses	4.4
3 Other operational income / (expenses)	Other operational result	Other expenses	(1.6)

IN MILLIONS OF USD	FOOTNOTE	PUBLISHED 9M 2018	RECLASSIFICATION	RECLASSIFIED 9M 2018
Turnover		1,452.8	-	1,452.8
Cost of sales		(530.0)	-	(530.0)
Gross profit		922.8	-	922.8
Lease expenses (Selling expenses in 2018)	1a, 2a	(336.7)	15.4	(321.3)
Personnel expenses		(303.8)	-	(303.8)
Other expenses (General expenses in 2018)	1b, 2b, 3	(97.2)	(21.9)	(119.1)
Share of result of associates		0.1	(0.1)	-
Depreciation, amortization and impairment		(89.6)	-	(89.6)
Other operational result (moved to Other expenses)	3	(6.6)	6.6	-
Operating profit		89.0	-	89.0
Finance income (Interest income in 2018)		1.7	-	1.7
Finance costs (Interest expenses in 2018)		(23.3)	-	(23.3)
Foreign exchange gain / (loss)		(0.3)	-	(0.3)
Profit / (loss) before tax		67.1	-	67.1
Income tax benefit / (expense)		(4.1)	-	(4.1)
Net profit / (loss)		63.0	-	63.0
Net profit attributable to non-controlling interests		27.8	-	27.8
Net profit attributable to equity holders of the parent		35.2	-	35.2

Footnote

CONCEPT	RECLASSIFICATION FROM	RECLASSIFICATION TO	IN MILLIONS OF USD
1a Sales related expenses	Lease expenses (Selling expenses in 2018)	Other expenses	28.7
2a Premises expenses	Other expenses	Lease expenses	(13.3)

1b Sales related expenses	Lease expenses (Selling expenses in 2018)	Other expenses	(28.7
2b Premises expenses	Other expenses	Lease expenses	13.3
3 Other operational income / (expenses)	Other operational result	Other expenses	(6.6)

2.4
NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED

The accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the Hudson’s annual consolidated financial statements for the year ended December 31, 2018, except for the following new or revised Standards and Interpretations adopted in these interim consolidated financial statements (effective January 1, 2019). The impact is disclosed in note 14.

IFRS 16 – Leases (effective January 1, 2019)
The Group adopted the standard as of January 1, 2019 under modified retrospective approach.

IFRS 16 replaces IAS 17 and sets the principles for recognition, measurement, presentation of leases, specifying the requirements for disclosures of lessees or lessors more extensive than under IAS 17. The main difference in the Group’s consolidated financial statements is the recognition of the right-of-use assets and lease liabilities for lease contracts.

To contain a lease, an agreement has to convey the right to control the use of an identified asset throughout the period of use in exchange for consideration. The lessee has the right to obtain substantially all of the economic benefits from the use of the identified asset and direct the use of the identified asset (i. e. direct how and for what purpose the asset is used). The lease term corresponds to the non-cancellable period of each contract, where the Group is reasonably certain of exercising renewal options contractually foreseen. Right-of-use assets are generally capitalized at a value equivalent to the lease obligation at inception and depreciated over the useful life of the asset, except for leases with a lease term (or remaining upon adoption) of less than 12 months or leases of low value assets.

The lease liability represents the net present value of fixed or in-substance fixed lease payments over the lease term. The implied interest charge is presented as interest expenses on lease obligations. Where a lease agreement does not specify a discount rate and as the subsidiaries are financed internally, Hudson uses a discount rate, which is the aggregation of the risk free rates for the respective currency and lease duration, increased by individual company risk factors. Initial direct costs for contracts signed in the past will not be recognized as part of the right-of-use asset at the date of initial adoption.

Usually the lease contracts do not specify interest, so that when the Group pays the variable amount of lease commitment, the minimal in substance fix commitments are presented as lease payments under cash flow from financing, whereas the remaining part is presented as cash outflow from operations.

Short-term leases with a duration of less than 12 months and low value leases, as well as those lease elements, not complying with the principles of recognition defined by IFRS 16 are recognized in the income statement when incurred.

The standard mainly affects the lease accounting of:

a)
Stores

Hudson enters into concession agreements with operators of airports, railway stations etc. to operate retail shops which in-substance are considered leases. These concession lease agreements contain complex features, which include variable payments, based on sales, which cannot be lower than a minimum threshold (MAG). The MAG can be fixed or variable depending on certain parameters. The MAG amounts may: a) be fixed by the concession agreement or b) be calculated based on a percentage of fees expensed in the previous year, or c) adjusted based on an index. In these cases, the unavoidable portions of the fees are considered as in-substance fixed payments, despite having a variable component. Such payment features are often determined on the basis of the individual circumstances of the parties to the contract and are unique to the particular contract. Hudson signs and renews a significant number of agreements every year with a typical duration of 5 to 10 years. These agreements do not contain a residual value guarantee. In some cases, the current portion of the lease obligations are secured with bank guarantees in case the Group would not fulfill its contractual commitments. Hudson capitalized all elements of the lease contracts in accordance with IFRS 16 when at the commencement of the agreement such commitments are in-substance fixed. Payment obligations that do not have a fixed or in-substance fixed commitment, will continue to be presented as variable lease expense. Hudson has identified a number of agreements in its portfolio which are not fulfilling the principles of recognition defined by IFRS 16, i.e. they have minimum guaranteed payments based on non-predictable parameters or variables, such as actual number of passengers, which will continue to be presented fully as variable lease expense.

Additionally, Hudson has concession subleases in which Hudson acts as lessor for a portion of leased retail space to third party operators. Generally, the term of the sublease is the same duration as the main concession agreement. Therefore, Hudson recognizes a lease receivable related to the fixed minimum payments due from the subtenant as a reduction of the initial right-of-use asset.

b)
Other buildings

Rental agreements for offices or warehouse buildings usually qualify for capitalization under IFRS 16 capitalization rules.

Other amendments and interpretations
Any other amendments and interpretations that apply for the first time in 2019, do not have material impact on the interim consolidated financial statements of the Group.

3.
TURNOVER

IN MILLIONS OF USD	UNAUDITED Q3 2019	UNAUDITED Q3 2018	UNAUDITED 9M 2019	UNAUDITED 9M 2018
Net sales	511.7	516.8	1,445.4	1,422.2
Advertising income	11.3	9.8	32.5	30.6
Turnover	523.0	526.6	1,477.9	1,452.8

NET SALES BREAKDOWN

Net sales by product category

IN MILLIONS OF USD	UNAUDITED Q3 2019	UNAUDITED Q3 2018	UNAUDITED 9M 2019	UNAUDITED 9M 2018
Confectionery, Food and Catering	205.4	195.7	576.7	534.1
Perfumes and Cosmetics	70.1	75.1	203.8	210.8
Fashion, Leather and Baggage	64.7	68.1	173.8	177.7
Literature and Publications	38.2	43.8	113.8	125.8
Wine and Spirits	24.6	24.5	69.2	68.8
Tobacco goods	13.3	14.1	40.8	42.7
Watches, Jewelry and Accessories	27.6	29.8	80.9	84.2
Electronics	28.3	25.4	78.9	70.9
Other product categories	39.5	40.3	107.5	107.2
Total	511.7	516.8	1,445.4	1,422.2

Net sales by market sector

IN MILLIONS OF USD	UNAUDITED Q3 2019	UNAUDITED Q3 2018	UNAUDITED 9M 2019	UNAUDITED 9M 2018
Duty-paid	396.3	391.2	1,122.7	1,078.2
Duty-free	115.4	125.6	322.7	344.0
Total	511.7	516.8	1,445.4	1,422.2

Net sales by channel

IN MILLIONS OF USD	UNAUDITED Q3 2019	UNAUDITED Q3 2018	UNAUDITED 9M 2019	UNAUDITED 9M 2018
Airports	484.6	490.5	1,370.6	1,348.1
Downtown and hotel shops	14.0	13.3	37.8	36.7
Railway stations and other	13.1	13.0	37.0	37.4
Total	511.7	516.8	1,445.4	1,422.2

4.
SEGMENT INFORMATION

Hudson consists of one operating segment “Travel Retail Operations” for which reports are submitted to the Group Executive Committee, being the Chief Operating Decision Maker (CODM). These reports form the basis for the evaluation of performance and allocation of resources.

Hudson generates net sales from selling a wide range of products in its duty-paid and duty-free stores that are mainly located at airports, commuter terminals, hotels, landmarks and other tourist destinations. Refer to note 3 for a split of net sales by product category, market sector and sales channel.

Net sales by Country

IN MILLIONS OF USD	UNAUDITED Q3 2019	UNAUDITED Q3 2018	UNAUDITED 9M 2019	UNAUDITED 9M 2018

U.S.	417.4	415.7	1,186.0	1,149.8
Canada	94.3	101.1	259.4	272.4
Total	511.7	516.8	1,445.4	1,422.2

Non-Current Assets by Country
(excluding investments and deferred taxes)

IN MILLIONS OF USD	UNAUDITED 30.09.2019	31.12.2018

U.S.	1,464.1	511.2
Canada	549.9	375.9
Total	2,014.0	887.1

5.
SEASONALITY

Hudson has its strongest months of net sales and operating profit between July and September corresponding to the summer season, whereas the first quarter is the weakest. These seasonality effects are more prominent on the operating profit level than in net sales.

6.
LEASE EXPENSES

IN MILLIONS OF USD	UNAUDITED Q3 2019	UNAUDITED Q3 2018	UNAUDITED 9M 2019	UNAUDITED 9M 2018

Lease expenses (in 2019 variable commitments)	(42.6)	(118.9)	(111.8)	(330.8)
Sublease income	2.5	3.4	7.1	9.5
Total1	(40.1)	(115.5)	(104.7)	(321.3)

1 Short-term and low value leases are not material.

7.
OTHER EXPENSES

IN MILLIONS OF USD	UNAUDITED Q3 2019	UNAUDITED Q3 2018	UNAUDITED 9M 2019	UNAUDITED 9M 2018
Repairs, maintenance and utilities	(4.5)	(4.1)	(13.5)	(12.5)
Advertising expenses	(0.8)	(0.5)	(1.6)	(1.3)
Other operational expenses	(0.3)	(1.6)	(0.7)	(6.6)
Sales related expenses	(9.3)	(10.3)	(26.7)	(27.4)
IT expenses	(1.7)	(1.6)	(5.1)	(4.6)
Office and administration expenses	(3.9)	(3.3)	(11.1)	(10.6)
Travel, car, entertainment and representation	(2.9)	(2.8)	(9.0)	(9.2)
Franchise fees and commercial services	(7.7)	(8.1)	(22.1)	(21.6)
Public relations expenses	(0.7)	(0.4)	(1.5)	(1.3)
Professional advisors	(5.3)	(4.5)	(14.3)	(14.5)
Insurances	(0.8)	(1.0)	(3.1)	(2.9)
Bank expenses	(0.2)	(0.1)	(0.5)	(0.7)
Taxes, other than income taxes	(2.2)	(1.7)	(7.2)	(5.9)
Total	(40.3)	(40.0)	(116.4)	(119.1)

8.
DEPRECIATION, AMORTIZATION AND IMPAIRMENT

IN MILLIONS OF USD	UNAUDITED Q3 2019	UNAUDITED Q3 2018	UNAUDITED 9M 2019	UNAUDITED 9M 2018

Depreciation RoU assets	(61.8)	-	(183.7)	-
Subtotal (Right-of-Use Assets, see note 13)	(61.8)	-	(183.7)	-
Depreciation Property, Plant and Equipment	(16.4)	(16.4)	(49.6)	(51.5)
Impairment Property, Plant and Equipment	(2.4)	(1.8)	(3.3)	(3.2)
Subtotal (Property, Plant and Equipment)	(18.8)	(18.2)	(52.9)	(54.7)
Amortization Intangible Assets	(10.5)	(11.2)	(32.5)	(34.1)
Impairment Intangible Assets	-	(0.8)	-	(0.8)
Subtotal (Intangible Assets)	(10.5)	(12.0)	(32.5)	(34.9)
Total	(91.1)	(30.2)	(269.1)	(89.6)

9.
FINANCE INCOME

IN MILLIONS OF USD	UNAUDITED Q3 2019	UNAUDITED Q3 2018	UNAUDITED 9M 2019	UNAUDITED 9M 2018
INCOME ON FINANCIAL ASSETS
Interest income on bank deposits	1.0	0.6	2.6	1.7
Other financial income	0.5	-	0.5	-
Lease interest income	0.1	-	0.3	-
Interest income on financial assets	1.6	0.6	3.4	1.7
Share of result of associates	0.3	-	0.9	-
Total finance income	1.9	0.6	4.3	1.7

10.
FINANCE COSTS

IN MILLIONS OF USD	UNAUDITED Q3 2019	UNAUDITED Q3 2018	UNAUDITED 9M 2019	UNAUDITED 9M 2018
EXPENSES ON FINANCIAL LIABILITIES
Interest on loans	(7.3)	(7.7)	(21.8)	(22.6)
Interest on lease obligations	(12.9)	-	(40.2)	-
Other financial expenses	(1.4)	0.1	(2.5)	(0.3)
Interest expense on financial liabilities	(21.6)	(7.6)	(64.5)	(22.9)
EXPENSES ON NON-FINANCIAL LIABILITIES
Interest expense	-	(0.1)	(0.1)	(0.4)
Interest and other financial expenses	-	(0.1)	(0.1)	(0.4)
Total finance costs	(21.6)	(7.7)	(64.6)	(23.3)

11.
INCOME TAX

IN MILLIONS OF USD	UNAUDITED Q3 2019	UNAUDITED Q3 2018	UNAUDITED 9M 2019	UNAUDITED 9M 2018
Current income taxes	(2.9)	(3.0)	(8.3)	(7.2)
Deferred income taxes	(9.6)	2.3	(8.7)	3.1
Total	(12.5)	(0.7)	(17.0)	(4.1)

12.
BORROWINGS AND LEASE OBLIGATIONS, NET

IN MILLIONS OF USD	CASH AND CASH EQUIVALENTS	LEASE OBLIGATIONS	BORROWINGS, CURRENT	BORROWINGS, NON-CURRENT	BORROWINGS, NET
Balance at December 31, 2018 (as previously published)	234.2	-	51.4	492.6	309.8
IFRS 16 Implementation (notes 2.2 and 14)	-	1,268.7	-	-	1,268.7
Balance at January 1, 2019 (adjusted)	234.2	1,268.7	51.4	492.6	1,578.5
Cash flows from / (used in) operating, financing and investing activities	96.0	-	-	-	(96.0)
Lease payments	-	(225.5)	-	-	(225.5)
Cash flow	96.0	(225.5)	-	-	(321.5)
Additions to lease obligations	-	97.2	-	-	97.2
Decrease in lease obligations	-	(29.5)	-	-	(29.5)
Interest accrued on lease obligations	-	40.2	-	-	40.2
Currency translation adjustments	0.7	6.0	1.5	1.6	8.4
Other non-cash movements	0.7	113.9	1.5	1.6	116.3
Balance at September 30, 2019	330.9	1,157.1	52.9	494.2	1,373.3

IN MILLIONS OF USD	CASH AND CASH EQUIVALENTS	BORROWINGS, CURRENT	BORROWINGS, NON-CURRENT	BORROWINGS, NET

Balance at January 1, 2018	137.4	80.7	520.4	463.7
Cash flows from / (used in) operating, financing and investing activities	132.8	-	-	(132.8)
Repayment of borrowings	-	(24.7)	-	(24.7)
Cash flow	132.8	(24.7)	-	(157.5)
Currency translation adjustments	(0.5)	(1.7)	(1.4)	(2.6)
Other non-cash movements	(0.5)	(1.7)	(1.4)	(2.6)
Balance at September 30, 2018	269.7	54.3	519.0	303.6

13.
RIGHT-OF-USE ASSETS

IN MILLIONS OF USD	SHOPS	OTHER BUILDINGS	TOTAL
AT COST
Balance at December 31, 2018 (as previously published)	-	-	-
IFRS 16 Implementation (notes 2.2 and 14)	1,206.0	55.3	1,261.3
Balance at January 1, 2019 (adjusted)	1,206.0	55.3	1,261.3
Additions to right-of-use assets	90.6	4.1	94.7
Decrease in right-of-use assets	(29.0)	-	(29.0)
Currency translation adjustments	6.1	0.1	6.2
Balance at September 30, 2019	1,273.7	59.5	1,333.2
ACCUMULATED DEPRECIATION
Balance at January 1, 2019 (as previously published)	-	-	-
Additions	(177.5)	(6.2)	(183.7)
Currency translation adjustments	(0.1)	-	(0.1)
Balance at September 30, 2019	(177.6)	(6.2)	(183.8)
CARRYING AMOUNT
Balance at September 30, 2019	1,096.1	53.3	1,149.4

14.
IFRS 16 LEASE

The Group adopted IFRS 16 as of January 1, 2019, resulting in changes in our accounting policies. In accordance with the modified retrospective approach, the comparative figures were not restated. The following table presents the effects of the adoption of IFRS 16 on the consolidated statements of financial position:

IN MILLIONS OF USD	AS PREVIOUSLY PUBLISHED 31.12.2018	UNAUDITED IFRS 16 IMPLEMEN-TATION		AS PREVIOUSLY PUBLISHED IN 3M AND 6M 2019 (UNAUDITED)	CORRECTION1		RESTATED 01.01.2019 (UNAUDITED)
ASSETS
Property, plant and equipment	243.0	-		243.0	-		243.0
Right-of-use assets	-	1,068.2		1,068.2	193.1		1,261.3
Intangible assets	301.6	(3.7)	a	297.9	-		297.9
Goodwill	315.0	-		315.0	-		315.0
Investments in associates	6.5	-		6.5	-		6.5
Deferred tax assets	83.9	-		83.9	-		83.9
Other non-current assets	27.4	5.4	b	32.8	0.2	b	33.0
Non-current assets	977.4	1,069.9		2,047.3	193.3		2,240.6
Inventories	190.7	-		190.7	-		190.7
Trade receivables	1.3	-		1.3	-		1.3
Other accounts receivable	46.8	2.3	b	49.1	0.1	b	49.2
Income tax receivables	0.8	-		0.8	-		0.8
Cash and cash equivalents	234.2	-		234.2	-		234.2
Current assets	473.8	2.3		476.1	0.1		476.2
Total assets	1,451.2	1,072.2		2,523.4	193.4		2,716.8
LIABILITIES AND SHAREHOLDERS’ EQUITY
Equity attributable to equity holders of the parent	552.1	-		552.1	-		552.1
Non-controlling interests	84.8	-		84.8	-		84.8
Total equity	636.9	-		636.9	-		636.9
Borrowings	492.6	-		492.6	-		492.6
Lease obligations	-	901.0		901.0	130.7		1,031.7
Deferred tax liabilities	40.0	-		40.0	-		40.0
Post-employment benefit obligations	1.0	-		1.0	-		1.0
Non-current liabilities	533.6	901.0		1,434.6	130.7		1,565.3
Trade payables	105.5	-		105.5	-		105.5
Borrowings	51.4	-		51.4	-		51.4
Lease obligations	-	174.3		174.3	62.7		237.0
Income tax payables	2.3	-		2.3	-		2.3
Other liabilities	121.5	(3.1)	c	118.4	-		118.4
Current liabilities	280.7	171.2		451.9	62.7		514.6
Total liabilities	814.3	1,072.2		1,886.5	193.4		2,079.9
Total liabilities and shareholders’ equity	1,451.2	1,072.2		2,523.4	193.4		2,716.8

1
Refer to note 2.2.
a
Prepaid and capitalized concession rights
b
Sublease receivables
c
Concession fee payables

15.  FOREIGN EXCHANGE RATES APPLIED FOR VALUATION AND TRANSLATION

	AVERAGE RATE	CLOSING RATES
IN USD	Q3 2019	30.09.2019

1 CAD	0.7526	0.7553

IN USD	Q3 2018	30.09.2018	31.12.2018

1 CAD	0.7771	0.7750	0.7333